EXHIBIT 4.6

             AMENDMENT TO CULLEN/FROST BANKERS, INC. 1992 STOCK PLAN


         The Board of Directors of Cullen/Frost Bankers, Inc., pursuant to
Section 9.5 of Cullen/Frost Bankers, Inc. 1992 Stock Plan (the "Plan"), hereby amends the Plan as described below; provided, however, that such amendments shall become effective only after approval by the Company's shareholders. The amendments are as follows:

The following terms and accompanying definitions shall be added to the Plan under Section 2.1:

         (r) "Covered Employee" means a Participant who the Committee determines is likely to be, as of the date of vesting and/or payout of Incentive, as applicable, is one of the group of "covered employees," as defined in the regulations promulgated under Code Section 162(m), or any successor thereto.

         (s) "Performance-Based Exception" means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

Section 5.1 of the Plan shall be deleted and replaced with the following:

5.1 NUMBER OF SHARES AVAILABLE FOR GRANT. Subject to adjustment as provided in Section 5.2 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall be two million eight hundred sixty thousand (2,860,000). In no event may greater than two hundred sixty-five thousand (265,000) shares be available for issuance with respect to grants of Restricted Stock under the Plan. The Board shall determine the appropriate methodology for calculating the number of Shares issued pursuant to the Plan. Unless and until the Board determines that an Incentive shall not be designed to comply with the Performance-Based Exception, the following rules shall apply to grants of such Incentives under the Plan:

         (a) Stock Options: The maximum aggregate number of shares of Common Stock that may be granted in the form of Stock Options, pursuant to any Incentives granted in any one fiscal year to any one single Participant, shall be four hundred thousand (400,000).

         (b) SARs: The maximum aggregate number of shares of Common Stock that may be granted in the form of Stock Appreciation Rights, pursuant to any Incentives granted in any one fiscal year to any one single Participant, shall be four hundred thousand (400,000).


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         (c)  Restricted Stock: The maximum aggregate grant with respect to
              Incentives granted in the form of Restricted Stock granted in any one fiscal year to any one participant shall be one hundred fifty thousand (150,000) shares of common stock.

Section 5.4 shall be added to the Plan and shall read as follows:

5.4 PERFORMANCE MEASURES. Unless and until the Committee proposes for shareholder vote and shareholders approve a change in the general performance measures set forth in this Section 5.4, the attainment of which may determine the degree of payout and/or vesting with respect to Incentives granted to Covered Employees which are designed to qualify for the Performance-Based Exception, the performance measure(s) to be used for purposes of such grants shall be chosen from among:

         (a)  Return on Equity;

         (b)  Earnings Per Share;

         (c)  Operating Cash Flow;

         (d)  Gross Revenue;

         (e)  Income Before Taxes;

         (f)  Net Income;

         (g)  Return on Revenue; and

         (h)  Stock Price Appreciation.

         The Committee shall have the discretion to adjust the determinations of the degree of attainment of the preestablished performance goals, provided, however, that Incentives which are designed to qualify for the Performance-Based Exception, and which are held by Covered Employees, may not be adjusted upward (the Committee shall retain the discretion to adjust such Incentives downward).

         In the event that applicable tax and/or securities laws change to permit Board discretion to alter the governing performance measures without obtaining shareholder approval of such changes, the Board shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Incentives which shall not qualify for the Performance-Based Exception, the Committee may make such grants without satisfying the requirements of Code Section 162(m).


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The second sentence of Section 7.2 of the Plan shall be deleted and replaced with the following:

         Each Incentive Stock Option and all rights granted thereunder shall not be transferable other than by will or the laws of descent and distribution, and shall be exercisable during the optionee's lifetime only by the optionee or his guardian or legal representative. Except as may be otherwise provided by the Committee, each Nonqualified Stock Option and all rights granted thereunder shall not be transferable other than by will or the laws of descent and distribution, and shall be exercisable during the optionee's lifetime only by the optionee or his guardian or legal representative.

Section 9.7 shall be added to the Plan and shall read as follows:

9.7 POOLING OF INTERESTS ACCOUNTING. Notwithstanding any other provision of the Plan to the contrary, in the event that the consummation of a Change in Control is contingent on using the pooling of interests accounting methodology, the Board may take any action necessary to preserve the use of pooling of interests accounting.

Section 9.8 shall be added to the Plan and shall read as follows:

9.8 COMPLIANCE WITH CODE SECTION 162(m). At all times when Code Section 162(m) is applicable, all Incentives granted under this Plan shall comply with the requirements of Code Section 162(m); provided, however, that in the event the Board determines that such compliance is not desired with respect to any Incentive or Incentives available for grant under the Plan, then compliance with Code Section 162(m) will not be required. In addition, in the event that changes are made to Code
         Section 162(m) to permit greater flexibility with respect to any Incentive or Incentives available under the Plan, the Board may make any adjustments it deems appropriate.